Exhibit 99.1
Encana to establish joint venture with PetroChina through sale of 50 percent interest in Cutbank
Ridge business assets for C$5.4 billion
Joint venture to help unlock enormous value on a portion of Encana’s natural gas resource potential
Calgary, Alberta (February 9, 2011) — Encana Corporation (TSX, NYSE: ECA) has signed a Co-operation Agreement with PetroChina International Investment Company Limited, a subsidiary of PetroChina Company Limited (SEHK: 0857, SSE: 601857, NYSE: PTR), that would see PetroChina pay C$5.4 billion to acquire a 50 percent interest in Encana’s Cutbank Ridge business assets in British Columbia and Alberta. Under the Co-operation Agreement, the two companies would establish a 50/50 joint venture that would ambitiously grow natural gas production from the Cutbank Ridge lands for years ahead.
“This agreement is the culmination of more than nine months of discussions between PetroChina and Encana and represents both a significant achievement and major milestone in the developing relationship of our two companies. By combining resources with PetroChina in this joint venture, we would expect to recognize additional value through accelerating our pace of development and by leveraging increased capital and operating efficiencies through further technical advancements and through greater certainty of the long-term development plan for the business assets,” said Randy Eresman, Encana’s President & Chief Executive Officer.
Accelerating value creation from Encana’s large undeveloped resource potential
“This transaction is an important step forward in the plan that we announced last spring — to accelerate recognition of the value inherent in our vast natural gas resource portfolio. Over the past number of years Encana has assembled a very large portfolio of some of the best natural gas resource plays in North America by focusing on high-quality resources and building the expertise to capture and develop them at some of the lowest costs in the industry. This agreement provides further evidence of the tremendous value that our teams have created in our Cutbank Ridge key resource play, just one of the many large resource plays we have in our company,” Eresman said.
Under the agreement, PetroChina would pay C$5.4 billion to acquire a 50 percent interest in the Cutbank Ridge business assets, an interest that represents current daily production of about 255 million cubic feet equivalent per day (MMcfe/d), proved reserves of about 1.0 trillion cubic feet of natural gas equivalent (Tcfe), as at the end of 2010, and about 635,000 net acres of land straddling the British Columbia and Alberta boundary. The planned joint venture infrastructure, on a 100 percent basis, includes about 700 million cubic feet (MMcf) per day of processing capacity, about 3,400 kilometres of pipelines and the Hythe natural gas storage facility. The business assets in this planned joint venture include the majority of Encana’s Montney, Cadomin and other natural gas assets on a portion of the company’s British Columbia and Alberta lands. Under the planned joint venture, each company would contribute 50/50 to future development capital requirements. Encana will initially operate the joint venture’s assets and market the production. Following the completion of the transaction, the joint venture would operate under the direction of a joint management committee.
Transaction subject to completing additional agreements and regulatory approvals
The transaction is subject to regulatory approval by Canadian and Chinese authorities, due diligence and the negotiation and execution of various transaction agreements, including the joint venture agreement. The economic adjustment date for the transaction is expected to be January 1, 2011 with the closing date dependent on the various government and regulatory approvals.

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Balanced reinvestment aimed at preserving financial strength and flexibility
“With the transaction’s anticipated proceeds, Encana will continue to pursue a balanced approach to disciplined capital investment, maintaining financial flexibility and liquidity, and strong investment grade ratings, while providing strong returns to shareholders through dividends and share purchases under our normal course issuer bid,” Eresman said.
Responsible natural gas growth
The joint venture is expected to develop existing Encana lands at a rate that would be faster than would be achieved without the additional investment. As Encana pursues its long-term growth strategy, the company remains committed to demonstrating reliability and trustworthiness as it continually pursues safe, energy-efficient, sustainable development. Consistent with its long-standing operating and corporate responsibility practices, Encana is committed to advancing this planned joint venture with consideration and respect for the people, communities and environments where the company operates.
Financial and Legal Advisors
RBC Capital Markets and Jefferies & Company, Inc. are acting as financial advisors to Encana. Burnet, Duckworth & Palmer LLP is acting as legal advisor to Encana.
Conference call on agreement with PetroChina and 2010 results scheduled for Thursday, February 10, 2011
Encana will release its year-end and fourth quarter 2010 results on Thursday, February 10, 2011 before North American stock markets open. A conference call and webcast to discuss the Co-operation Agreement and Encana’s year-end and fourth quarter 2010 results will be held on Thursday, February 10, 2011 at 11:00 a.m. MT (1:00 p.m. ET).
CONFERENCE CALL THURSDAY, FEBRUARY 10, 2011
11:00 a.m. Mountain Time (1:00 p.m. Eastern Time)
Encana will host a conference call on Thursday, February 10, 2011 starting at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 4:00 p.m. ET on February 10 until midnight February 17, 2011 by dialing (800) 642-1687 or (416) 849-0833 and entering passcode 27932674.
A live audio webcast of the conference call will also be available via Encana’s website, www.encana.com, under Investors/Presentations & events. The webcast will be archived for approximately 90 days.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
PetroChina Company Limited
PetroChina is one of the largest oil and gas companies in the world. PetroChina engages in a wide range of activities related to oil and natural gas, including: exploration, development, production and marketing of crude oil and natural gas; refining, transportation, storage and marketing of crude oil and oil products; the production and marketing of primary petrochemical products, derivative chemicals and other chemicals; transportation of natural gas, crude oil and refined oil, and marketing of natural gas. China National Petroleum Corporation (CNPC) is the controlling shareholder of PetroChina.
Reserves reporting information and volume conversions
The proved reserves referred to in this news release are Encana’s estimate of proved reserves after royalties determined in accordance with Canadian disclosure requirements, using forecast prices and costs, based on the year-end 2010 evaluation conducted by one of Encana’s independent qualified reserves evaluators. Further information on Encana’s year-end reserves estimates will be included with its year-end results to be released on February 10, 2010.

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For all reserves estimates highlighted in this news release, Encana has used Henry Hub forecast prices of $4.73 per million British thermal units (MMbtu) for 2011, $5.33 per MMbtu for 2012, $5.64 per MMbtu for 2013, $5.82 per MMbtu for 2014, $6.01 per MMbtu for 2015 increasing to $6.63 per MMbtu by 2021 and held constant thereafter.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the potential completion of a joint venture transaction with PetroChina International Investment Company Limited, including the potential terms, timing for completion, effect on costs, risks, capital and operating efficiencies, project returns, optimization of production techniques, development of properties, job creation and competitiveness of Canadian natural gas developments and markets. Forward-looking statements also include projections of future joint venture capital investments. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.
These assumptions, risks and uncertainties include, among other things: the risk that the company may not conclude potential joint venture arrangements with PetroChina or others as a result of various conditions not being met, including regulatory approvals, due diligence and the negotiation and execution of various transaction agreements; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

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Investor contact: Ryder McRitchie Vice-President, Investor Relations (403) 645-2007 Lorna Klose Manager, Investor Relations (403) 645-6977	Media contact: Alan Boras Vice-President, Media Relations (403) 645-4747 Carol Howes Advisor, Media Relations (403) 645-4799

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